US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66964 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: US Arma Partners, LP

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

810 Seventh Avenue, Suite 2005
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Ed Smith | 415.246.7502 | ed@rubiconconsultinggroup.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper, LLP
(Name – if individual, state last, first, and middle name)

| 733 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09-29-2003 | 274 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Ed Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of US Arma Partners, LP, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. Sworn and Suscribed before me by Edward Merrill Smith as FinOp for US Arma Partners, LP on 05/25/2022

State of Texas, County of El Paso

NOTARY PUBLIC STATE OF TEXAS

Leonel Maldonado

ID NUMBER 133311441

COMMISSION EXPIRES September 2, 2025

Signature: Ed Smith

Title: FinOp

Leonel Maldonado

Notary Public Leonel Maldonado Notary Public, State of Texas

Notarized online using audio-video communication

**This filing** contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
**T** 212.949.8700
**F** 212.891.4100
www.eisneramper.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
US Arma Partners, LP

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of US Arma Partners, LP (the "Partnership") as of March 31, 2022, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of US Arma Partners, LP as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Partnership's auditor since 2012. (Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Partnership's auditor since 2007.)

EISNERAMPER LLP
New York, New York
May 24, 2022




US ARMA PARTNERS, LP

Statement of Financial Condition

<u>March 31, 2022</u>



***Assets***


| | | |
|---|---|---:|
| Cash | $ | 346,776 |
| Accounts receivable from affiliate | | 42,536 |
| Other assets | | 1,505 |
| | | |
| **Total assets** | $ | 390,817 |


***Liabilities and Partners' Capital***


***Liabilities***

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 59,008 |
| Distributions payable to partners | | 1,090 |
| | | |
| **Total liabilities** | | 60,098 |
| | | |
| Partners' capital | | 330,719 |
| | | |
| **Total liabilities and partners' capital** | $ | 390,817 |


***See Accompanying Notes to Statement of***

***Financial Condition***


1.     Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006.  The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").  The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the members of Arma Partners, LLP ("UK Arma or Affiliate"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Conduct Authority in the United Kingdom.  Arma Partners, LLC does not have any capital balance in the Partnership.

Basis of Presentation
The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash consists of cash in deposit accounts with two commercial banks which at times may exceed federally insured limits.  The Partnership has not experienced any losses in such accounts.  At March 31, 2022, the Partnership held £25,386 in a US bank account denominated in British Pounds equivalent to $33,340 US Dollars.  Changes in unrealized gains and losses on foreign currency denominated accounts are reflected in partners' capital.

Revenue Recognition

Revenue is recognized when, or as, the Partnership satisfies its performance obligations by transferring promised goods or services to customers.  A goods or service is transferred to a customer when, or as, the customer obtains control of that good or service.  A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Partnership determines the customer obtains control over the promised good or service.  The amount of revenue recognized reflects the consideration to which the Partnership expects to be entitled in exchange for those promised goods or services.

1.      Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Partnership earns consultancy and transaction fees from advisory services for corporate finance activities.  The services are provided per the terms of respective service agreements.  These contracts result in a single performance obligation upon completion of the transaction process.  The fees are contingent on the completion of the contracts.  Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met.  There was no deferred revenue as of March 31, 2022.  There were no beginning or ending account receivable related to the revenue from contracts with customers.

The Partnership also earns a service income for having and making available the knowledge and capability to provide certain administrative and consulting services, which represents a performance obligation which are provided and consumed simultaneously, to the Affiliate under an expense sharing agreement.

Income Taxes

The Partnership elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners.

Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements.  Accordingly, no provision for income taxes is reflected in the accompanying statement of financial condition.

If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

1.    Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currencies

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the statement of financial condition. Income and expenses incurred in foreign currencies are translated at the rates of exchange prevailing at the time of the transaction.

Fair value of Financial Instruments

At March 31, 2022, the carrying value of the Partnership's financial instruments including account receivable from affiliates and accounts payable and accrued liabilities, approximate their fair value (level 2) due to the nature of short term maturities.

2.    Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Partnership has no current claims or losses pursuant such contracts.

3.    Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2022, the Partnership had net capital of $284,678 which was $279,678 in excess of its required net capital of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.2111 to 1.

4.      Related Party Transactions

The Partnership is party to an expense-sharing agreement with UK Arma.

The agreement provides for the Partnership to reimburse UK Arma for any direct costs and time spent by UK Arma staff and members for performing any services on behalf of the Partnership.  The agreement also provides for the Partnership to reimburse UK Arma for the services of consultants who are independent contractors of UK Arma for performing any services on behalf of the Partnership.

Similarly, UK Arma also reimburses the Partnership for time spent by the Partnership's staff and partners or for the services of consultants engaged by US Arma for performing any services on behalf of UK Arma.

At March 31, 2022 the Partnership had a receivable from the affiliate of $42,536 representing the amounts due from UK Arma for services provided in accordance with the expense sharing agreement.

The Partnership's statement of financial condition may not necessarily be indicative of the Partnership's financial condition had the Partnership operated as an unaffiliated entity of UK Arma rather than as an affiliated entity.

5.      COVID-19 risk

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Partnership's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to be impacted for an extended period, the Partnership's future financial results may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.